SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                                   AMENDMENT NO. 8

                           HOMELAND BANKSHARES CORPORATION
                         (FKA IOWA NATIONAL BANKSHARES CORP)
                         -----------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                            ------------------------------
                            (Title of Class of Securities)

                                     43739F-10-4
                            -----------------------------
                                    (CUSIP Number)



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          Check the following box if a fee is being paid with this statement [ ].

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           1)  Names of Reporting Persons/S. S.  or I. R. S. Identification
               Nos. of Above Persons:   HOMELAND BANK, NATIONAL ASSOCIATION
               (FKA THE NATIONAL BANK OF WATERLOO, TIN #42-0587453

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           2)  Check the Appropriate Row if a Member of a Group:
               (a)  NOT APPLICABLE
               (b)  NOT APPLICABLE

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           3)  SEC Use Only:

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           4)  Citizenship  or  Place  of  Organization:     UNITED  STATES
               (LOCATED IN IOWA)

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           Number of          (5) Sole Voting Power:  224,827
           Shares Bene-
           ficially           ---------------------------------------------
           Owned by           (6) Shared Voting Power:  360,451
           Each Report-
           ing Person         ---------------------------------------------
           With               (7) Sole Dispositive Power:  221,445

                              ---------------------------------------------
                              (8) Shared Dispositive Power:  363,833

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           9)  Aggregate Amount Beneficially Owned by Each Reporting
               Person:  585,278

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          10)  Check  if the Aggregate  Amount in Row  (9) Excludes Certain
               Shares: [ ]

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          11)  Percent of Class Represented by Amount in Row 9:  10.2%

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          12)  Type of Reporting Person:  BK

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          ITEM 1(A).NAME OF ISSUER
                    Homeland Bankshares Corporation (fka Iowa National Bankshares Corp)

          ITEM 1(B).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES 229 East Park Avenue, Waterloo, Iowa 50704-5300

          ITEM 2(A).NAME OF PERSON FILING
                    Homeland Bank, National Association (fka The National Bank of Waterloo)

          ITEM 2(B).ADDRESS OF PRINCIPAL BUSINESS OFFICE
                    Trust and Investment Center
                    229 East Park Avenue, Waterloo, Iowa 50704-5300

          ITEM 2(C).CITIZENSHIP
                    Incorporated under the laws of the United States with its main office located in Waterloo, Iowa.

          ITEM 2(D).TITLE OF CLASS OF SECURITIES
                    Common Stock

          ITEM 2(E).CUSIP NUMBER
                    43739F-10-4 (previously 462483-10-8)

          ITEM 3.   FILING PERSON PURSUANT TO RULE 13D-1(B)
              (B).  A Bank as defined in Section 3(a)(6) of the Act

          ITEM 4.   OWNERSHIP
              (A).  Amount  beneficially  owned   at  December  31,   1995:
                    585,278 shares
              (B).  Percent of class at December 31, 1995:  10.2%
              (C).  Number of shares as to which such person has:
                    (i) sole power  to vote or to direct the vote:  224,827
                    shares
                    (ii)  shared  power  to vote  or  to  direct the  vote:
                    360,451 shares
                    (iii)  sole   power  to  dispose   or  to   direct  the
                    disposition of:  221,445 shares
                    (iv)  shared  power   to  dispose  or  to   direct  the
                    disposition of:  363,833 shares

          ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                    Not applicable

          ITEM 6.   OWNERSHIP  OF  MORE  THAN FIVE  PERCENT  ON  BEHALF  OF
                    ANOTHER PERSON
                    None

          ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                    Not Applicable

          ITEM 8.   IDENTIFICATION  AND CLASSIFICATION  OF  MEMBERS OF  THE
                    GROUP
                    Not applicable

          ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
                    Not applicable

          ITEM 10.  CERTIFICATION PURSUANT TO RULE 13D-1(B)
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   ***SIGNATURE***

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     January 3, 1996
                                     -----------------------------------
                                     Date

                                     Homeland Bank, National Association

                                     /s/Robert S. Kahler
                                     -----------------------------------
                                     Robert S. Kahler
                                     Executive Vice President